Exhibit 99.5

Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM, Eastern Standard Time, on December 18, 2024) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Kingsoft Cloud Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 29, 2024 at the Extraordinary General Meeting of the Shareholders of Kingsoft Cloud Holdings Limited to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No.8 Anning Beili, Xisanqi, Haidian District, Beijing, China on December 31, 2024 at 10:00 AM, Hong Kong Time. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. Kingsoft Cloud Holdings Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Kingsoft Cloud Holdings Limited Extraordinary General Meeting of Shareholders For Shareholders of record as of November 29, 2024 Tuesday, December 31, 2024 10:00 AM, Local Time P.O. BOX 8016, CARY, NC 27512-9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, EST, December 18, 2024. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Kingsoft Cloud Holdings Limited Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE ORDINARY RESOLUTIONS FOR AGAINST ABSTAIN 1. THAT the terms of the 2024 Kingsoft Framework Agreement entered into by the Company and Kingsoft Corporation on November 19, 2024 and the cloud services contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed. #P2# #P2# #P2# 2. THAT the terms of the 2024 Xiaomi Framework Agreement entered into by the Company and Xiaomi on November 19, 2024 and the transactions contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed. #P3# #P3# #P3# 3. THAT any one executive Director be and is hereby authorized to (i) determine the relevant commercial terms arising from the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement on behalf the Company, and (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement and completing relevant transactions. #P4# #P4# #P4# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date